FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2. 3.

News Release dated November 30, 2005 (“Stay in the Know with U.S. Cellular and BlackBerry")

News Release dated November 30, 2005 (“Telefónica Móviles and Research In Motion to Launch BlackBerry Across Latin America")

News Release dated November 30, 2005 (“RIM Provides Update on NTP Litigation")

Page No 3 3 3

Document 1

STAY IN THE KNOW WITH U.S. CELLULAR AND BLACKBERRY

CHICAGO and WATERLOO, Ont., Nov. 30, 2005 – U.S. Cellular today announced that it is working with Research In Motion (Nasdaq: RIMM; TSX: RIM) to bring BlackBerry® to its customers. U.S. Cellular will offer the BlackBerry 7250 Wireless Handheld™ with support for both BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

U.S. Cellular customers will be able to access their e-mail on the same seamless, high-quality network that brings them voice services today. Customers will have access to a comprehensive mobile e-mail, voice, web browsing and data communications solution with advanced security and manageability.

“We are always searching for ways to help busy customers stay connected so that they can be more productive,” said Alan D. Ferber, vice president of marketing and sales operations for U.S. Cellular. “The BlackBerry wireless solution is proven and popular, particularly among business users. And by combining BlackBerry with U.S. Cellular’s powerful digital network and unparalleled voice services, we will provide our customers with a leading wireless solution for their mobile needs.”

“BlackBerry helps people manage their personal and professional lives more effectively by turning ‘idle time’ into productive time,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are very pleased to introduce the benefits of the BlackBerry solution to U.S. Cellular customers.”

The BlackBerry 7250 Wireless Handheld combines mobile text messaging and high-clarity voice calls, and gives users the ability to stay connected and remain productive in or out of the office. The device’s ergonomic design is highlighted by a large screen and full QWERTY keyboard. The 7250 also includes Bluetooth® technology, for use with wireless headsets and hands-free car kits.

For corporate customers, BlackBerry Enterprise Server tightly integrates with Microsoft® Exchange, Novell GroupWise™ and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten supported corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino, and most popular ISP email accounts) from a single device.

“The combination of voice, email and web technologies in a single device gives customers a powerful tool to stay connected all the time,” explained Ferber. “Whether sitting at the airport or at the soccer field, U.S. Cellular customers can now remain connected while on the go.”

BlackBerry from U.S. Cellular® will be available for $44.95 per month (email and web services only) or $39.95 per month (when combined with an eligible U.S. Cellular voice plan).

BlackBerry from U.S. Cellular is supported by the experience and service customers have come to expect from U.S. Cellular, including a new dedicated customer service troubleshooting line. For more information on U.S. Cellular’s phones, plans and accessories, visit www.uscellular.com.

About U.S. Cellular

As of June 30, 2005 Chicago-based U.S. Cellular Corporation (AMEX: USM), the nation’s sixth-largest wireless service carrier, provided service to more than 5.2 million customers in 25 states. With 2004 service revenues of $2.64 billion, U.S. Cellular maintains one of the industry’s highest levels of customer satisfaction by emphasizing customer support, quality network coverage and a comprehensive range of wireless products and services. The company is an active corporate citizen through charitable contributions, award-winning community relations programs and associate volunteer activities. For more information, visit www.uscellular.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.

Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Contact:
Shannon Quinn or Cheryl Georgas
For U.S. Cellular
Office: 312-565-3900
Cell: 312-305-4015
squinn@lcwa.com or cgeorgas@lcwa.com

Jonathan Guerin
U.S. Cellular
Office: 773-399-4379
Cell: 773-317-0113
jonathan.guerin@uscellular.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

U.S.     Cellular is a registered trademark, of U.S. Cellular Corporation.

Document 2

November 30, 2005

FOR IMMEDIATE RELEASE

Telefónica Móviles and Research In Motion To Launch BlackBerry Across Latin America

BlackBerry will be available in Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Panama, Peru, Mexico, Uruguay and Venezuela

Madrid, Spain and Waterloo, Canada – Telefónica Móviles and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch BlackBerry® in 13 Latin American countries beginning in early 2006. BlackBerry is a leading wireless communications platform that keeps mobile professionals connected to people and information with integrated support for voice, email and data applications.

“The combination of the most advanced handsets with the best networks and global offers for the whole of Latin America means that Telefónica Móviles can provide the best BlackBerry services in the region. This continent-wide strategic alliance shows the potential of our Group and marks a step forward in our strategy of providing the most advanced services to all our clients, based on our leadership position in the development of mobile solutions around the world,” said Antonio Viana-Baptista, Chairman and CEO of Telefónica Móviles.

“BlackBerry is a proven and popular wireless solution that offers the best mobile experience for users that want access to voice, email and data services from a single wireless device,” said Jim Balsillie, Chairman and Co-CEO, Research In Motion. “Telefónica Móviles is a leading multinational operator and we are very pleased to broaden our relationship with Telefónica Móviles to extend the reach of BlackBerry in Latin America.”

Telefónica Móviles plans to offer BlackBerry services on its advanced wireless networks. Telefónica Móviles operates GSM/GPRS/EDGE networks in Argentina, Chile, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Panama, Peru, Mexico and Uruguay and CDMA 1XRTT and CDMA EV-DO networks in Brazil and Venezuela.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Telefónica Móviles S.A.

Telefónica Móviles, a Telefónica Group company, is the world’s second-largest mobile telephony multinational and the leading cellular company in the Spanish-and Portuguese- speaking markets. The company has operations in 15 countries across three continents and a customer base that exceeded 89 million at September 30, 2005. During 2004, Telefónica Móviles obtained revenues of 11.828 billion euros. EBITDA rose 5.3% in the year, to 4.701 billion euros, while net profit totalled 1.634 billion euros. Telefónica Móviles is a founding member of the FreeMove alliance of European mobile operators. The company’s shares trade on the Spanish stock exchanges and the New York Stock Exchange under the ticker symbol TEM. For more information visit our website: www.telefonicamoviles.com

About Telefónica S.A.

Telefónica is one of the world’s largest telecommunications operators in terms of market capitalisation. Its activities are centred mainly on the fixed and mobile telephony businesses, with broadband as the key tool for the development of both of these. It operates in 17 countries and its customer base exceeds 145 million subscribers globally. Telefónica has a strong presence in Latin America, where the company is focusing a large part of its growth strategy. Telefónica is a 100% publicly-traded company, with more than 1.5 million direct shareholders. Its share capital currently comprises 4,921,130,397 ordinary shares traded on the continuous market on the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) and on those of London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires and São Paulo.

Media Contacts:
Marisa Conway
Brodeur for RIM
212-771-3639
mconway@brodeur.com

Marga Suarez
LF CHANNEL for RIM (Spain)
91 521 51 92
msuarez@lfchannel.com

Investor Contact:
RIM Investor Relations
(519) 888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

November 30, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation

Waterloo, ON – The U.S. District Court for the Eastern District of Virginia (“District Court”) issued a ruling today in the patent litigation between Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. (“NTP”).  The District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. Other details of the ruling were filed under seal by the District Court, therefore RIM cannot comment further on the details of the decision.  The District Court also denied RIM’s motion to stay further proceedings in the case until the U.S. Patent & Trademark Office (“Patent Office”) reaches a final determination in its reexamination of the NTP patents. As a result of today’s rulings, further proceedings will continue in the District Court.

The District Court will set up a briefing schedule and hearing date at a later time for further proceedings in the case based on the remand from the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”). The Federal Circuit decision of August 2, 2005 vacated the injunction and damages award originally entered as a result of the District Court trial in 2002 and remanded the case to the District Court for further proceedings. The Federal Circuit decision also reversed or vacated the infringement finding on 9 of the 16 litigated patent claims.

As previously disclosed, RIM will file a request that the U.S. Supreme Court accept an appeal of the Federal Circuit’s August 2, 2005 decision in relation to its affirmation of infringement on 7 litigated patent claims. The process by which the Supreme Court will decide whether to hear the case is expected to occur over the next few months.  While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the Federal Circuit’s reversal of infringement findings on issues of liability and damages.  RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. The District Court will schedule briefings and a hearing prior to deciding each of these matters. RIM maintains that an injunction is inappropriate given the specific facts of this case, including:

- the outright rejection of all NTP patent claims in rigorous initial Office Actions* already issued by the Patent Office;
- the fact that the Patent Office is expected to begin issuing its next Office Actions (which will take into account NTP's responses to the initial Office Actions) in the coming weeks;
- RIM's upcoming request for Supreme Court review;
- the Supreme Court's November 28 decision to hear the appeal in the case of MercExchange v. eBay on questions relating to the propriety of injunctions in patent litigation; and
- public interest concerns relating to any potential suspension or interruption of BlackBerry service in the United States.

RIM believes these factors should hold significant weight in any decisions relating to an injunction, however it will ultimately be up to the courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

As a contingency, RIM has also been preparing software workaround designs which it intends to implement if necessary to maintain the operation of BlackBerry services in the United States. Further details will be made available if such implementation becomes necessary.

RIM is reviewing any potential accounting implications of the latest developments and will provide a further update as soon as practicable.

* The rejections of NTP patents in the initial Office Actions issued by the Patent Office were based in part on prior art not considered in the District Court trial in 2002 and were derived through a recently improved Patent Office process whereby reexamination decisions now require thorough review and unanimous agreement from a panel of supervisors and senior patent examiners (see press release titled “USPTO IMPROVES PROCESS FOR REVIEWING PATENTS” at http://www.uspto.gov/web/offices/com/speeches/05-38.htm).

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
Investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM’s plans and expectations regarding its dispute with NTP and its intention to implement a software workaround if necessary to maintain the operation of BlackBerry services in the United States.  Forward- looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled “The Company May Infringe on the Intellectual Property Rights of Others”, “The Company may not be able to enhance its products or develop new products at competitive prices or in a timely manner”, “Defects in the Company’s products and services can be difficult to detect” and the other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 1, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance